UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37954

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: August 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

SHIFTPIXY, INC.

(Full Name of Registrant)

(Former Name if Applicable)

501 Brickell Key Drive, Suite 300

Address of Principal Executive Office

Miami, Florida 33131

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Annual Report on Form 10-K for the period ended August 31, 2021 (the “Form 10-K”) of ShiftPixy, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense because, during the preparation of the Form 10-K, the Company determined that (i) it had improperly consolidated its majority owned special purpose acquisition companies (“SPACs”), and (ii) it had improperly recorded its revenues based upon its transition from an employment administrative services solutions model to a staffing solutions model for certain of its clients. As a result, the Company’s management and the audit committee of its board of directors, after consultation with Marcum LLP, the Company’s independent registered public accounting firm, concluded that its previously issued unaudited financial statements for the three months and nine months ended May 31, 2021 contained in its Quarterly Report on Form 10-Q filed with the SEC on July 15, 2021 (the “Q3 Form 10-Q”), should be restated to reflect the following: (i) an increase in Total Assets and Equity of $47,928,000 including the noncontrolling interest in consolidated subsidiaries noted below; (ii) an increase in Deferred offering costs – SPACs of $48,083,000; (iii) an increase in Noncontrolling interest in consolidated subsidiaries of $47,472,000; (iv) a decrease in Operating expenses, Operating loss and Net loss of $456,000, or $0.02 per share for the three months and $.01 per share for the nine months ended May 31, 2021; (v) a decrease in its cash used in operations of $611,000 and a decrease in its cash provided by financing activities of $611,000; and (vi) an increase in revenues and cost of revenues of $6,827,000 each for the three and nine months ending May 31, 2021. Accordingly, the Company’s restatement of its Q3 Form 10-Q has impacted the financial statements in the Form 10-K. The Company is working diligently to complete the Form 10-K as soon as possible and expects to file such report within fifteen calendar days hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert S. Gans	(888)	798-9100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

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ShiftPixy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 30, 2021	By: /s/ Scott W. Absher
Scott W. Absher
Chief Executive Officer

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